[CADWALADER, WICKERSHAM & TAFT LLP LETTERHEAD]





October 4, 2007

Ms. H. Yuna Peng
Securities and Exchange Commission
Office of Structured Finance Transportation and Leisure
100 F Street, N.E.
Washington, D.C. 20549

Re: Bear Stearns Commercial Mortgage Securities Trust 2006-TOP22, Form 10-K for the fiscal year ended December 31, 2006
      Filed April 2, 2007,  File No. 333-130789-01
      -------------------------------------------------------------

Dear Ms. Peng:

We are acting as special counsel to Bear Stearns Commercial Mortgage Securities Inc. (the "Depositor"), the depositor of Bear Stearns Commercial Mortgage Securities Trust 2006-TOP22 (the "Issuing Entity"). We have reviewed your letter dated September 24, 2007 (the "Comment Letter") transmitting comments of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission to the Issuing Entity's annual report on Form 10-K for the fiscal year ended December 31, 2006 (the "Form 10-K") and we have discussed the comments with representatives of the Depositor. The following are the Depositor's responses to the Staff's comments. The Depositor has separately submitted to your office today by facsimile, a draft of the Issuing Entity's amended Form 10-K ("Amended Form 10-K"), marked to show changes from the Form 10-K/A faxed to your office on September 11, 2007, which, as indicated below, implements changes requested by the Staff in the Comment Letter.

For your convenience, the Staff's comments are repeated in italics below, followed by the responses of the Depositor, on behalf of the Issuing Entity.

1. We note your response to our prior comment 1 and reissue the comment. Item 1119 information may be omitted if substantially the same information had been provided previously in an annual report or in an effective registration statement. The Item 1119 information should have been disclosed under a separate caption in the prospectus supplement. We cannot locate this section in the prospectus supplement. Please revise the 10-K to disclose the information required by Item 1119 of Regulation AB.
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CADWALADER



Please note that the 424(b) prospectus does include a section entitled "Affiliations and Certain Relationships," which is located as the last section under the heading "Transaction Parties." Item 1119 of the Form 10-K is omitted because substantially the same information was previously disclosed under the "Affiliations and Certain Relationships" section of the 424(b) prospectus.

2. We reissue our prior comment 9 in part. We bring your attention to exhibits 35(a), (b) and (c). Please revise the servicer compliance statements to state either that the servicers have fulfilled all of its obligations under the relevant agreements or that there has been a failure to fulfill any obligation in any material respect. Refer to Item 1123(b) of Regulation AB.

The servicer compliance statements of ARCap Servicing Inc. (attached as exhibits 35(a), (b) and (c)) have been revised to provide that ARCap Servicing Inc. has fulfilled all of its obligations under the relevant agreement in all material respects.

3. We note from Part IV of the Form 10-K that you have included the servicing compliance statement for LaSalle Bank as exhibit 35(d). However, this exhibit is not filed. Please either file the exhibit or revise Part IV.

Part IV has been revised to remove the reference to a servicer compliance statement for LaSalle Bank as exhibit 35(d). The original Form 10-K inadvertently included this reference in Part IV. LaSalle Bank is not a "servicer" within the meaning of the definition under Item 1101(j) of Regulation AB. LaSalle Bank acts as a trustee that does not make allocations or distributions to holders of the securities and does not otherwise perform the functions of a servicer. As such, no servicer compliance statement pursuant to
Item 1123 of Regulation AB is required from LaSalle Bank.


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CADWALADER



We are hopeful that the responses outlined in this letter satisfactorily address the Staff's comments, and would appreciate it if you could confirm as such before the filing of the Amended Form 10-K is made.

If you have any questions regarding the foregoing responses, please call me at
(212) 504-6820.

Very truly yours,

/s/ Frank Polverino

Frank Polverino

cc:   Adam Ansaldi
      Joseph Jurkowski, Esq.